UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Nielsen Holdings N.V.

(Name of Issuer)

Common Stock, par value €0.07 per share

(Title of Class of Securities)

N63218106

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N63218106

1.	Name of Reporting Person Blackstone Holdings III L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Quebec, Canada
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 270,746,445*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,746,445*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 75.4%†
12.	Type of Reporting Person (See Instructions) PN

*	Represents the aggregate number of shares of Common Stock of the Issuer held by Luxco.
†	The calculation of the foregoing percentage is based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on October 27, 2011.

CUSIP No. N63218106

1.	Name of Reporting Person BCP V GP L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 270,746,445*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,746,445*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 75.4%†
12.	Type of Reporting Person (See Instructions) OO

*	Represents the aggregate number of shares of Common Stock of the Issuer held by Luxco.
†	The calculation of the foregoing percentage is based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on October 27, 2011.

CUSIP No. N63218106

1.	Name of Reporting Person Blackstone Holdings III GP L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 270,746,445*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,746,445*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 75.4%†
12.	Type of Reporting Person (See Instructions) PN

*	Represents the aggregate number of shares of Common Stock of the Issuer held by Luxco.
†	The calculation of the foregoing percentage is based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on October 27, 2011.

CUSIP No. N63218106

1.	Name of Reporting Person Blackstone Holdings III GP Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 270,746,445*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,746,445*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 75.4%†
12.	Type of Reporting Person (See Instructions) OO

*	Represents the aggregate number of shares of Common Stock of the Issuer held by Luxco.
†	The calculation of the foregoing percentage is based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on October 27, 2011.

CUSIP No. N63218106

1.	Name of Reporting Person Blackstone Group L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 270,746,445*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,746,445*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 75.4%†
12.	Type of Reporting Person (See Instructions) PN

*	Represents the aggregate number of shares of Common Stock held by Luxco.
†	The calculation of the foregoing percentage is based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on October 27, 2011.

CUSIP No. N63218106

1.	Name of Reporting Person Blackstone Group Management L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 270,746,445*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,746,445*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 75.4%†
12.	Type of Reporting Person (See Instructions) OO

*	Represents the aggregate number of shares of Common Stock of the Issuer held by Luxco.
†	The calculation of the foregoing percentage is based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on October 27, 2011.

CUSIP No. N63218106

1.	Name of Reporting Person Blackstone LR Associates (Cayman) V Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 270,746,445*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,746,445*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 75.4%†
12.	Type of Reporting Person (See Instructions) OO

*	Represents the aggregate number of shares of Common Stock of the Issuer held by Luxco.
†	The calculation of the foregoing percentage is based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on October 27, 2011.

CUSIP No. N63218106

1.	Name of Reporting Person Blackstone Management Associates (Cayman) V L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 270,746,445*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 270,746,445*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,746,445*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 75.4%†
12.	Type of Reporting Person (See Instructions) PN

*	Represents the aggregate number of shares of Common Stock of the Issuer held by Luxco.
†	The calculation of the foregoing percentage is based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on October 27, 2011.

CUSIP No. N63218106

1.	Name of Reporting Person Blackstone Capital Partners (Cayman) V L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 270,746,445*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 270,746,445*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,746,445*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 75.4%†
12.	Type of Reporting Person (See Instructions) PN

*	Represents the aggregate number of shares of Common Stock held by Luxco.
†	The calculation of the foregoing percentage is based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on October 27, 2011.

CUSIP No. N63218106

1.	Name of Reporting Person Blackstone Family Investment Partnership (Cayman) V L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 270,746,445*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 270,746,445*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,746,445*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 75.4%†
12.	Type of Reporting Person (See Instructions) PN

*	Represents the aggregate number of shares of Common Stock held by Luxco.
†	The calculation of the foregoing percentage is based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on October 27, 2011.

CUSIP No. N63218106

1.	Name of Reporting Person Blackstone Family Investment Partnership (Cayman) V-SMD L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 270,746,445*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 270,746,445*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,746,445*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 75.4%†
12.	Type of Reporting Person (See Instructions) PN

*	Represents the aggregate number of shares of Common Stock held by Luxco.
†	The calculation of the foregoing percentage is based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on October 27, 2011.

CUSIP No. N63218106

1.	Name of Reporting Person Blackstone Family GP L.L.C.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 270,746,445*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 270,746,445*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,746,445*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 75.4%†
12.	Type of Reporting Person (See Instructions) OO

*	Represents the aggregate number of shares of Common Stock held by Luxco.
†	The calculation of the foregoing percentage is based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on October 27, 2011.

CUSIP No. N63218106

1.	Name of Reporting Person Blackstone Participation Partnership (Cayman) V L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 270,746,445*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 270,746,445*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,746,445*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 75.4%†
12.	Type of Reporting Person (See Instructions) PN

*	Represents the aggregate number of shares of Common Stock held by Luxco.
†	The calculation of the foregoing percentage is based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on October 27, 2011.

CUSIP No. N63218106

1.	Name of Reporting Person Blackstone Capital Partners (Cayman) V-A, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 270,746,445*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 270,746,445*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,746,445*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 75.4%†
12.	Type of Reporting Person (See Instructions) PN

*	Represents the aggregate number of shares of Common Stock held by Luxco.
†	The calculation of the foregoing percentage is based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on October 27, 2011.

CUSIP No. N63218106

1.	Name of Reporting Person BCP (Cayman) V-S L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 270,746,445*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 270,746,445*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,746,445*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 75.4%†
12.	Type of Reporting Person (See Instructions) PN

*	Represents the aggregate number of shares of Common Stock held by Luxco.
†	The calculation of the foregoing percentage is based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on October 27, 2011.

CUSIP No. N63218106

1.	Name of Reporting Person BCP V Co-Investors (Cayman) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 270,746,445*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 270,746,445*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,746,445*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 75.4%†
12.	Type of Reporting Person (See Instructions) PN

*	Represents the aggregate number of shares of Common Stock held by Luxco.
†	The calculation of the foregoing percentage is based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on October 27, 2011.

CUSIP No. N63218106

1.	Name of Reporting Person Stephen A. Schwarzman
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power 0
	6.	Shared Voting Power 270,746,445*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 270,746,445*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 270,746,445*
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) See Item 4 and Item 8 ☐
11.	Percent of Class Represented by Amount in Row (9) 75.4%†
12.	Type of Reporting Person (See Instructions) PN

*	Represents the aggregate number of shares of Common Stock held by Luxco.
†	The calculation of the foregoing percentage is based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on October 27, 2011.

STATEMENT ON SCHEDULE 13G

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the “Act”), each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their beneficial ownership of common stock, par value €0.07 per share (“Common Stock”), of Nielsen Holdings N.V. (the “Issuer”).

Item 1.	(a)	Name of Issuer:

Nielsen Holdings N.V.

	(b)	Address of Issuer’s Principal Executive Offices:

770 Broadway New York, New York 10003

Item 2.	(a)	Name of Person Filing:

Blackstone Holdings III L.P.

BCP V GP L.L.C.

Blackstone Holdings III GP L.P.

Blackstone Holdings III GP Management L.L.C.

Blackstone Group L.P.

Blackstone Group Management L.L.C.

Blackstone LR Associates (Cayman) V Ltd.

Blackstone Management Associates (Cayman) V L.P.

Blackstone Capital Partners (Cayman) V L.P.

Blackstone Family Investment Partnership (Cayman) V L.P.

Blackstone Family Investment Partnership (Cayman) V-SMD L.P.

Blackstone Family GP L.L.C.

Blackstone Participation Partnership (Cayman) V L.P.

Blackstone Capital Partners (Cayman) V-A, L.P.

BCP (Cayman) V-S L.P.

BCP V Co-Investors (Cayman) L.P.

Stephen A. Schwarzman

	(b)	Address of Principal Business Office, or, if None, Residence:

The principal business office for all persons filing:

c/o The Blackstone Group L.P. 345 Park Avenue

New York, NY 10154

	(c)	Citizenship:

See Item 4 of each cover page.

	(d)	Title of Class of Securities:

Common stock, €0.07 par value per share

	(e)	CUSIP Number:

N63218106

Item 3.	Not applicable.

Item 4.	Ownership.

	(a)	Amount beneficially owned:

Valcon Acquisition Holding (Luxembourg) S.à.r.l. (“Luxco”) is a private limited company incorporated under the laws of Luxembourg, the equity interests of which are held by a private investor group. Luxco holds 270,746,445 shares of Common Stock, or 75.4% of the outstanding shares of Common Stock based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Securities and Exchange Commission on October 27, 2011.

Blackstone Capital Partners (Cayman) V L.P. (“BCP V”) beneficially owns 38,695 ordinary shares and 12,418,075 Yield Free Convertible Preferred Equity Certificates (“YFCPECs”), or 9.6% of Luxco’s outstanding capital. Blackstone Family Investment Partnership (Cayman) V L.P. (“BFIP V”) beneficially owns 1,220 ordinary shares and 390,752 YFCPECs, or 0.3% of Luxco’s outstanding capital. Blackstone Family Investment Partnership (Cayman) V-SMD L.P. (“BFIP V-SMD”) beneficially owns 2,745 ordinary shares and 880,769 YFCPECs, or 0.7% of Luxco’s outstanding capital. Blackstone Participation Partnership (Cayman) V L.P. (“BPPV”) beneficially owns 250 ordinary shares and 80,442 YFCPECs, or 0.1% of Luxco’s outstanding capital. Blackstone Capital Partners (Cayman) V-A, L.P. (“BCP V-A”) beneficially owns 35,830 ordinary shares and 11,496,981 YFCPECs, or 8.8% of Luxco’s outstanding capital. BCP (Cayman) V-S L.P. (“BCP V-S”) beneficially owns 3,070 ordinary shares and 984,684 YFCPECs, or 0.8% of Luxco’s outstanding capital. BCP V Co-Investors (Cayman) L.P. (“BCPVC” and, collectively with BCP V, BFIP V, BFIP V-SMD, BPPV, BCP V-A and BCP V-S, the “Blackstone Funds”) beneficially owns 620 ordinary shares and 198,728 YFCPECs, or 0.2% of Luxco’s outstanding capital. Blackstone

Management Associates (Cayman) V, L.P. (“BMA”) is the general partner of each of the Blackstone Funds other than BFIP V, BPPV and BFIP V-SMD. Blackstone LR Associates (Cayman) V Ltd. (“BLRA”) and BCP V GP L.L.C. are the general partners of BMA. The general partner of each of BFIPV and BPPV is BCP V GP L.L.C. The general partner of BFIPV-SMD is Blackstone Family GP L.L.C. Blackstone Holdings III L.P. is the sole member of BCP V GP L.L.C. The general partner of Blackstone Holdings III L.P. is Blackstone Holdings III GP L.P. The general partner of Blackstone Holdings III GP L.P. is Blackstone Holdings III GP Management L.L.C. The sole member of Blackstone Holdings III GP Management L.L.C. is The Blackstone Group L.P. The general partner of The Blackstone Group L.P. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman. Mr. Schwarzman is director and controlling person of BLRA. Blackstone Family GP L.L.C. is controlled by its founding member, Mr. Schwarzman. Each of BMA, BLRA, BCP V GP L.L.C., Blackstone Holdings III L.P., Blackstone Holdings III GP L.P., Blackstone Holdings III GP Management L.L.C., The Blackstone Group L.P., Blackstone Group Management L.L.C. and Mr. Schwarzman may be deemed to beneficially own the ordinary shares and YFCPECs beneficially owned by the Blackstone Funds that are directly or indirectly controlled by it or him, but each disclaims beneficial ownership of such ordinary shares and YFCPECs.

Based on the ownership of outstanding capital of Luxco specified above, the following shares of Common Stock held by Luxco would be attributable to each of the following Reporting Persons:

Reporting Person	Shares Attributable	Percent(*)
Blackstone Holdings III L.P.	53,260,748	14.8%
BCP V GP L.L.C.	53,260,748	14.8%
Blackstone Holdings III GP L.P.	53,260,748	14.8%
Blackstone Holdings III GP Management L.L.C.	53,260,748	14.8%
The Blackstone Group L.P.	53,260,748	14.8%
Blackstone Group Management L.L.C.	53,260,748	14.8%
Blackstone LR Associates (Cayman) V Ltd.	52,279,263	14.6%
Blackstone Management Associates (Cayman) V L.P.	52,279,263	14.6%
Blackstone Capital Partners (Cayman) V L.P.	25,866,424	7.2%
Blackstone Family Investment Partnership (Cayman) V L.P.	813,928	0.2%
Blackstone Family Investment Partnership (Cayman) V-SMD L.P.	1,834,613	0.5%
Blackstone Family GPLLC	1,834,613	0.5%
Blackstone Participation Partnership (Cayman) V L.P.	167,557	( **)
Blackstone Capital Partners (Cayman) V-A, L.P.	23,947,827	6.7%
BCP (Cayman) V-S L.P.	2,051,067	0.6%
BCP V Co-Investors (Cayman) L.P.	413,945	0.1%
Stephen A. Schwarzman	55,095,361	15.3%

(*)	The calculation of the foregoing percentage is based on 359,225,318 shares of Common Stock outstanding as of September 30, 2011.
(**)	Less than 0.1%.

(b) Percent of class:

See Item 11 of each cover page, which is based upon Item 9 of each cover page. See also Item 4(a) above.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4 above. To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, the persons named in Item 4 above or Item 8 below and the partners, members, affiliates and shareholders of the Reporting Persons and of the other persons named in Item 4 above or Item 8 below has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

As stated in Item 4 above, Luxco holds 270,746,445 shares of Common Stock, or 75.4% of the outstanding shares of Common Stock based on 359,225,318 shares of Common

Stock outstanding as of September 30, 2011. Each of the AlpInvest Funds, Blackstone Funds, Carlyle Funds, Centerview Funds, Hellman & Friedman Funds, KKR Funds and Thomas H. Lee Funds listed below (collectively, the “Investor Funds”), together with Luxco, is a party to an amended and restated shareholders agreement dated as of January 31, 2011 (the “Luxco Shareholders Agreement”). In addition, the Investor Funds, Luxco, the Issuer, Valcon Acquisition B.V. and The Nielsen Company B.V. are parties to an amended as restated shareholders agreement dated as of January 31, 2011 (the “Nielsen Shareholders Agreement” and, together with the Luxco Shareholders Agreement, the “Shareholders Agreements”). Given the terms of the Shareholders Agreements, Luxco, each of the Investor Funds and certain of their respective affiliates may be deemed to be a member of a group exercising voting and investment control over the shares of Common Stock held by Luxco. However, each of the Reporting Persons disclaims membership in any such group and disclaims beneficial ownership of any shares of Common Stock.

Investor Funds

AlpInvest Funds

AlpInvest Partners CS Investments 2006 C.V. AlpInvest Partners Later Stage Co-Investments Custodian II-A, BV

Blackstone Funds

Blackstone Capital Partners (Cayman) V, L.P.

Blackstone Family Investment Partnership (Cayman) V L.P.

Blackstone Participation Partnership (Cayman) V L.P.

Blackstone Capital Partners (Cayman) V-A, L.P.

Blackstone Family Investment Partnership (Cayman) V-SMD, L.P.

BCP (Cayman) V-S, L.P.

BCP V Co-Investors (Cayman), L.P.

Carlyle Funds

Carlyle Partners IV Cayman, L.P. CP IV Coinvestment Cayman, L.P. CEP II Participations S.à r.l. SICAR

Centerview Funds

Centerview Capital, L.P. Centerview Employees, L.P. Centerview VNU LLC

Hellman & Friedman Funds

Hellman & Friedman Capital Partners V (Cayman), L.P. Hellman & Friedman Capital Partners V (Cayman Parallel), L.P. Hellman & Friedman Capital Associates V (Cayman), L.P.

KKR Funds

KKR VNU (Millennium) L.P. KKR Millennium Fund (Overseas), Limited Partnership KKR VNU Equity Investors, L.P.

Thomas H. Lee Funds

THL (Alternative) Fund V, L.P.

THL Coinvestment Partners, L.P.

THL Equity Fund VI Investors (VNU), L.P.

THL Equity Fund VI Investors (VNU) II, L.P.

THL Equity Fund VI Investors (VNU) III, L.P.

THL Equity Fund VI Investors (VNU) IV, LLC

Putnam Investment Holdings, LLC

Putnam Investments Employees’ Securities Company I LLC

Putnam Investments Employees’ Securities Company II LLC

Putnam Investments Employees’ Securities Company III LLC

Thomas H. Lee Investors Limited Partnership

Thomas H. Lee (Alternative) Parallel Fund V, L.P.

Thomas H. Lee (Alternative) Cayman Fund V, L.P.

Thomas H. Lee (Alternative) Fund VI, L.P.

Thomas H. Lee (Alternative) Parallel Fund VI, L.P.

Thomas H. Lee (Alternative) Parallel (DT) Fund VI, L.P.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated February 14, 2012

BLACKSTONE HOLDINGS III L.P.
By: Blackstone Holdings III GP L.P., its general partner
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BCP V GP L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP L.P.
By: Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP L.P.
By: Blackstone Group Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE LR ASSOCIATES (CAYMAN) V LTD.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Director

BLACKSTONE MANAGEMENT ASSOCIATES (CAYMAN) V L.P.
By: BCP V GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE CAPITAL PARTNERS (CAYMAN) V L.P.
By: Blackstone Management Associates (Cayman) V L.P., its general partner By: BCP V GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP (CAYMAN) V L.P.
By: BCP V GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP (CAYMAN) V-SMD L.P.
By: Blackstone Family GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE FAMILY GP L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE PARTICIPATION PARTNERSHIP (CAYMAN) V L.P.
By: BCP V GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BLACKSTONE CAPITAL PARTNERS (CAYMAN) V-A, L.P.
By: Blackstone Management Associates (Cayman) V L.P., its general partner By: BCP V GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BCP (CAYMAN) V-S L.P.
By: Blackstone Management Associates (Cayman) V L.P., its general partner By: BCP V GP L.L.C., its general partner

By:	/s/ John G. Finley

Name:	John G. Finley
Title:	Chief Legal Officer

BCP V CO-INVESTORS (CAYMAN) L.P.
By: Blackstone Management Associates (Cayman) V L.P., its general partner By: BCP V GP L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

STEPHEN A. SCHWARZMAN

By:	/s/ Stephen A. Schwarzman
Name:	Stephen A. Schwarzman

EXHIBITS

Exhibit Number	Title

1	Joint Filing Agreement among Blackstone Holdings III L.P., BCP V GP L.L.C., Blackstone Holdings III GP L.P., Blackstone Holdings III GP Management L.L.C., Blackstone Group L.P., Blackstone Group Management L.L.C., Blackstone LR Associates (Cayman) V Ltd., Blackstone Management Associates (Cayman) V L.P., Blackstone Capital Partners (Cayman) V L.P., Blackstone Family Investment Partnership (Cayman) V L.P., Blackstone Family Investment Partnership (Cayman) V-SMD L.P., Blackstone Family GP L.L.C., Blackstone Participation Partnership (Cayman) V L.P., Blackstone Capital Partners (Cayman) V-A, L.P., BCP (Cayman) V-S L.P., BCP V Co-Investors (Cayman) L.P. and Stephen A. Schwarzman, as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.